AltEnergy Acquisition Corp.

600 Lexington Avenue, 9th Floor

New York, New York 10022

January 8, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ernest Greene
Melissa Gilmore
Patrick Fullem
Asia Timmons-Pierce

Re:	AltEnergy Acquisition Corp.
Registration Statement on Form S-4 Filed February 14, 2025
File No. 333-281469

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AltEnergy Acquisition Corp. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-281469), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on August 12, 2024, effective as of the date hereof. The Company requests the withdrawal of the Registration Statement because the Merger Agreement and the transactions contemplated thereby to which the Registration Statement relates have been terminated and the Company no longer plans to consummate the business combination described in the Registration Statement. Accordingly, the Company will not proceed with the issuance of the securities that were the subject of the Registration Statement. Because the proposed issuance of securities under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold or issued thereunder.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact the undersigned at info@altenergyacquisitioncorp.com, if you have any questions or concerns regarding this matter. The Company respectfully requests that a copy of the written order granting withdrawal of the Registration Statement be sent to the undersigned at the address first mentioned above, with a copy to Jack Levy at Morrison Cohen LLP, 909 Third Avenue, New York, New York 10022 or jlevy@morrisoncohen.com.

Sincerely,

/s/ Russel Stidolph
Chief Executive Officer

cc Jack Levy Anthony Saur